Seward & Kissel LLP
901 K Street, N.W.
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

                                                                                                                                                                                                                            November 9, 2012

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds: Registration Statement on Form N-14
File No. 333-184337

Dear Mr. Greene:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the registration statement filed on Form N-14 (the "Registration Statement") of Drexel Hamilton Mutual Funds (the "Trust" or the "Registrant").  The Registration Statement, which was filed with the SEC on October 9, 2012, relates to the proposed reorganization ("Reorganization") of Ameristock Mutual Fund, Inc. ("Acquired Fund") into Drexel Hamilton Centre American Equity Fund ("Acquiring Fund"), a series of the Trust.  The Registration Statement contains a Proxy Statement/Prospectus, which is a proxy statement for the Acquired Fund and a prospectus for the Acquiring Fund.

The Staff's comments were provided by telephone to Keri Riemer and Jeffrey Schellenger of this office on November 7, 2012.  Reponses to each of the Staff's comments are set forth below.

General Comments:

Comment 1:	Please discuss the factors set forth in North American Security Trust (pub. avail. Aug. 5, 1994) concerning which fund will be the accounting survivor of the Reorganization.

Response:	The factors set forth in the North American Security Trust no-action letter are already discussed in the Summary section of the Proxy Statement/Prospectus, on page 11. This no-action letter sets forth a number of factors for determining which fund should be the accounting survivor of a reorganization of two funds. Based on these factors, the accounting survivor of a reorganization should be the fund that the surviving fund more closely resembles prior to the reorganization.

As set forth in the Summary section of the Proxy Statement/Prospectus, on page 11, the Acquiring Fund will be the accounting survivor of the Reorganization.  While the Acquired Fund is larger in terms of net assets, the investment objectives and policies of the Acquiring Fund will continue after the Reorganization, the adviser to the Acquiring Fund ("Acquiring Fund Adviser") will continue to be the investment adviser to the Acquiring Fund after the Reorganization, the expense structure will more closely resemble that of the Acquiring Fund after the Reorganization, and the portfolio of the surviving fund will resemble and be consistent with that of the Acquiring Fund after the Reorganization.

Comment 2:	Please explain the organizational structure of the Proxy Statement/Prospectus, including the use of appendices.

Response:
The Proxy Statement/Prospectus follows the order of required items in Form N-14, with the addition of a Question and Answer section.  The Registrant believes that the use of Appendices is consistent with General Instruction F. (Part A: Prospectus), which states that information in the prospectus should be "set forth in a clear, concise, and understandable manner" and avoid the "inclusion of excessive detail" which may make the prospectus "difficult for investors to understand."  The Appendices provide more detailed information about referenced items and, in certain circumstances, provide a side-by-side comparison of information about the Funds.

Comment 3:	Please correct typographical error in the portion of the letter to shareholders concerning continuing investments.

Response:	The typographical error has been revised in response to this comment.

Comment 4:
Please explain why the advisers to the Acquired Fund and the Acquiring Fund are party to the Agreement and Plan of Reorganization and Termination (the "Plan").  In addition, clarify why the advisers' participation in the Plan does not cause the acquisition to be a prohibited joint transaction under Section 17(d).

Response:
The Funds do not believe that the advisers' direct privity to the Plan is a prohibited joint transaction under Section 17(d).  Rule 17d-1 prohibits any affiliated person of, or principal underwriter for, a registered investment company or any affiliated person of such persons from participating in, or effecting any transaction in connection with, a joint arrangement or profit-sharing plan unless the SEC grants an exemptive order authorizing the arrangement or plan.  Rule 17d-1(c) defines "joint enterprise or other joint arrangement or profit-sharing plan" as any plan, contract, authorization, or arrangement, or any practice or understanding concerning an enterprise or undertaking, under which a registered investment company and any of its affiliated persons or affiliated persons of such persons have a joint or joint and several participation in the profits of such enterprise.  The advisers are parties to the Plan for the limited purposes of the provisions in the Plan relating to: (1) payment of Reorganization-related expenses; and (2) certain limited representations of the advisers to the Funds.  Rule 17d-1(d)(8) permits an investment adviser's bearing of expenses in connection with a merger, consolidation or sale of substantially all of the assets of a company which involves a registered investment company of which it is an affiliated person (e.g., the Reorganization).  The Funds also do not believe that the limited representations constitute an arrangement between the Funds and their respective advisers for sharing of the profits of the arrangement.

Comment 5:	Please revise the legend on page (ii) to use bold instead of capitalized letters.

Response:	The legend has been revised in response to this comment.

Questions and Answers:

Comment 6:
Under "What is the purpose of the Reorganization," please discuss what shareholder services, if any, that are provided to Acquired Fund shareholders and will not be provided to shareholders of the surviving fund after the close of the Reorganization.

Response:
All shareholder services that are made available currently to direct shareholders of the Acquired Fund will be made available to direct shareholders of the Acquiring Fund after the close of the Reorganization.

Comment 7:	Please identify where in the Registration Statement the "certain exceptions" to the costs of the Reorganization to be borne by the Acquired Fund Adviser and the Acquiring Fund Adviser are described.

Response:
The expenses to be borne by the investment adviser to the Acquired Fund ("Acquired Fund Adviser") and the Acquiring Fund Adviser are itemized, with exceptions noted, under "Who is paying for expenses related to the Special Meeting and the Reorganization?" (see page 6 of the Proxy Statement/Prospectus) and under "Description of the Plan" (see page 22 of the Proxy Statement/Prospectus).  The arrangements relating to the payment of the costs of the Reorganization also are discussed in the subsection entitled "Board Considerations in Approving the Reorganization" (see page 29 of the Proxy Statement/Prospectus).

Comment 8:
Please explain why the investment advisory fee and expense limitation agreement and potential reduction in investment advisory fees are not described under "How will the Reorganization affect Fund expenses?"

Response:
The "Questions and Answers" section of the Proxy Statement/Prospectus is intended to briefly focus on key information; cross-references to more detailed discussions are included at the end of the answers.  In this case, the question focuses on how the Reorganization will affect overall fund expenses to be paid by shareholders of the Acquiring Fund after the Reorganization.  A cross-reference to the sub-section of the Summary section of the Proxy Statement/Prospectus entitled "Comparison of Investment Advisory Fees and Annual Operating Expenses" is included at the end of the answer.  The management fees and potential reduction in the management fees are discussed in this sub-section of the Summary section of the Proxy Statement/Prospectus.

Comment 9:
The disclosure under "What will happen if the Plan is not approved by shareholders of the Acquired Fund?" indicates that the board of directors of the Acquired Fund would explore seeking approval to remove (entirely or in part) the Acquired Fund Adviser's agreement to pay all operating expenses of the Acquired Fund.  Please explain the reasons supporting this potential course of action.

Response:
The alternatives that would be explored by the Acquired Fund's board of directors should the proposed Reorganization not be approved by Acquired Fund shareholders are discussed in the Questions and Answers section of the Proxy Statement/Prospectus (see page 6) and in the section of the Proxy Statement/Prospectus entitled  "Board Considerations in Approving the Reorganization" (see page 28).  Exploring seeking approval to remove the Acquired Fund Adviser's agreement to pay all operating expenses of the Acquired Fund is but one alternative discussed.  As disclosed in the Proxy Statement/Prospectus (see, e.g., pages 1 and 28), the Acquired Fund Adviser is no longer willing to subsidize the operations of the Acquired Fund.  As a result, the Board would be required to consider and explore alternatives to address the payment of those expenses.

Summary Section:

Comment 10:	Comparison Performance Table:

(a) In the absence of presenting the one, five and ten year and since inception columns, explain the basis for the column headings.

(b) Since the Acquiring Fund has not been in existence for a full calendar year, explain how Acquiring fund has any performance information at all.

(c) Conform the format of the table and computational methods to that specified in Form N-1A.

Response:
(a)           The Acquiring Fund commenced investment operations on December 21, 2011.  As a result, one-, five- and ten-year performance information for the Fund is not available.  The Acquiring Fund has performance since its inception.  The table provides a comparison of available performance information between the Funds.

(b)           As noted above, the Acquiring Fund has performance since its inception.  The comparative performance information, which is included in the "Summary" section of the Proxy Statement/Prospectus and not precluded by Form N-14, is relevant to the comparison of the Funds and, as discussed in the "Reasons for the Reorganization" section of the Proxy Statement/Prospectus, is relevant to a shareholder's consideration of the Reorganization.

(c)           The performance information included in the table was calculated in accordance with the requirements of Form N-1A.  As noted above, the table reflects comparative performance information that is relevant to the comparison of the Funds and to a shareholder's consideration of the Reorganization.  Appendix A, which is referenced in this section, includes additional performance information.

Comment 11:	Comparison of Investment Advisory Fees and Annual Fund Operating Expenses section:

(a) The disclosure states that the Acquired Fund Adviser pays its own expenses together with "all other operating expenses" of the Acquired Fund. Does the Acquired Fund have a unified fee?

(b) Clarify whether the 0.75% investment advisory fee charged to the Acquiring Fund is based on the Fund's average daily net assets (as opposed to total assets).

(c) Please add the pro forma table of fees required by Item 22(a)(3)(iv) of Schedule 14A.

Response:
(a)           Yes.  The Acquired Fund has a unified fee.  The fee paid by the Acquired Fund to the Acquired Fund Adviser covers advisory services as well as other services set forth in the advisory agreement between the parties.  These other services are often paid directly by other mutual funds and are not included in the fee paid to advisers.

(b) The disclosure of the investment advisory fee for the Acquiring Fund has been revised to clarify that the annual rate is based on the Fund's average daily net assets.

(c)           Item 5(a) and Item 6(a)(1) of Form N-14 requires, among other things, that the information required by Item 3 of Form N-1A be provided for the Acquiring Fund and Acquired Fund.  Item 3 of Form N-1A requires the fee table and expense example included in Appendix B to the Proxy Statement/Prospectus.  That fee table includes pro forma fee and expense information for the Acquiring Fund.  Item 22(a)(3)(iv) of Schedule 14A is not applicable in light of General Instruction D1 to Form N-14, which provides that the prospectus shall contain the information required by Form N-14 in lieu of that required by Schedule 14A.

Comment 12:	Please review the use of parentheses in footnote 2 to the fee table.

Response:	The footnote has been reviewed and revised as appropriate.

Comparison of Investment Objectives and Strategies, Investment Limitations and Other Risks:

Comment 13:	Please describe in a narrative, rather than using a comparative table, the differences between the Funds' investment objectives and strategies.

Response:
A narrative description of the differences between the Funds' investment objectives and strategies is set forth on page 15 of the Proxy Statement/Prospectus under the sub-section entitled "Comparison of Investment Objectives and Stategies, Investment Limitations and Investment and Other Risks."

Federal Income Tax Consequences:

Comment 14:	Please revise the disclosure to clarify whether all capital loss carryforwards can be "used" after the Reorganization or some capital loss carryforwards will be "lost."

Response:
The assessment of the Acquired Fund Adviser and the Acquiring Fund Adviser, as of July 31, 2012, of the status of the capital loss carryforwards is set forth under “Impact of Reorganization on Capital Loss Carryforwards.”  Specifically, the Proxy Statement/Prospectus discloses that while any limitations on the use of the capital loss carryforwards "cannot be determined until the date on which the Reorganization is consummated, assuming the Reorganization occurred on July 31, 2012, the Acquired Fund Adviser and the Acquiring Fund Adviser believe the Acquired Fund’s capital loss carryforwards would not be subject to any annual limitation of use."

Comment 15:	Please add the following disclosure to the Summary section of the Proxy Statement/Prospectus:

If such dispositions of portfolio securities, together with any other dispositions of portfolio securities from the portfolio of the Acquired Fund, result in the Acquired Fund having a net capital gain, it is the Acquired Fund's intention to distribute such net capital gains to shareholders as taxable distributions prior to the consummation of the Reorganization. Accordingly, such dispositions may result in increased taxable distributions to Acquired Fund shareholders. Shareholders of the Acquired Fund will be responsible for any taxes payable in connection with taxable distributions made, if any, by the Acquired Fund prior to the Closing Date.

Response:	This disclosure is included under "Federal Income Tax Consequences" in the Summary section of the Proxy Statement/Prospectus.

Transaction Agreement between Acquiring Fund Adviser and Acquired Fund Adviser:

Comment 16:	For clarification purposes, supplement the disclosure by adding a "final amount" to the description of the consideration paid by the Acquiring Fund Adviser to the Acquired Fund Adviser.

Response:
It is not possible to provide a "final amount" in the disclosure, as the total payment is based on the assets under management of the Acquired Fund as of the closing date, which cannot be known as of the date of the Registration Statement.

Reasons for the Reorganization:

Comment 17:	Please more clearly state the reasons for the Reorganization.

Response:
The Funds believe that the reasons for the Reorganization are set forth clearly throughout the Proxy Statement/Prospectus, including in the Questions and Answers section under "What is the purpose of the Reorganization" and under "Reasons for the Reorganization" and "Board Considerations in Approving the Reorganization."

Experts:

Comment 18:	Please identify the dates of the audited financial statements to which this section refers.

Response:	The Proxy Statement/Prospectus has been revised in response to this comment.

Appendix A – Additional Performance Information:

Comment 19:	Please consider the use of, and authority for using, a cross-reference to the Acquired Fund's website in the Proxy Statement/Prospectus.

Response:
Item 5(a) and Item 6(a) of Form N-14 require (among other things) that the information required under Item 4 of Form N-1A be provided for the Acquired Fund.  Item 4(b)(2) of Form N-1A provides with respect to the bar chart, in relevant part:  "Provide a statement to the effect that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained." (emphasis added).  Accordingly, the reference to the Acquired Fund's website in Appendix A to the Proxy Statement/Prospectus will remain.

Appendix I- Existing and Pro Forma Capitalization of the Funds:

Comment 20:	Please identify the surviving fund in the Pro Forma Combined Shares Column.

Response:	The Pro Forma Combined Shares column heading has been revised in response to this comment.

Comment 21:	Please include a footnote explaining the adjustment for the number of "Shares Outstanding" after the close of the Reorganization.

Response:	The footnote has been added to the table in response to this comment.

Proxy Card:

Comment 22:	Please revise the text so that all words are not capitalized.

Response:	The Proxy Card has not been revised in response to this comment/

Comment 23:	Please clarify how the proxy will be valid "indefinitely."

Response:
The Acquired Fund is a Maryland Corporation.  Under Section 2-507(b)(2) of the Maryland Corporations and Associations Code, a proxy is permitted to be indefinite (and not terminable after 11 months) if the proxy so provides.  As indicated in the form of proxy ballot, the proxy is valid only with respect to the special meeting of the shareholders of the Acquired Fund, or any postponement or adjournment thereof, at which the Reorganization is being considered  and may be revoked by the shareholder.  The special meeting of the shareholders will be conducted, or adjourned or postponed, as permitted under Maryland law and the Acquired Fund's Articles of Incorporation and Bylaws.

Statement of Additional Information:

Comment 24:
Describe any differences in the valuation procedures of the Acquired Fund and the Acquiring Fund. To the extent that there is a difference in how the Funds value portfolio securities, disclose which Fund's procedures will be used after the Reorganization closes and if any material differences would result with respect to the pro forma calculations.

Response:
There are minor differences in the valuation procedures of the Funds, which are not expected to have a material affect on the information presented in the tables.  For example, the Acquired Fund's policies specify that the value of securities that are listed on an exchange and which are not traded on a valuation date would be based on the mean between the closing bid and asked prices for such a security, while the Acquiring Fund's policies specify the use of the bid price.  However, the Funds hold securities that are actively traded on the securities exchanges and for which there are closing market prices.  Moreover, immediately after the Reorganization, each Acquired Fund shareholder will hold shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholder's shares in the Acquired Fund.  The valuation procedures of the Acquiring Fund will be used by it after the Reorganization.

* * *

On behalf of the Registrant, we hereby acknowledge that (i) the Registrant and the Acquired Fund are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant and Acquired Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 737-8833 with any questions.

Sincerely,

/s/ Jeff Schellenger
Jeff Schellenger

cc:	Andrew Bang Heather Harker George Magera André Brewster Paul M. Miller Keri Riemer